Exhibit 12.1
DISCOVER FINANCIAL SERVICES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	For the Three Months Ended March 31		For the Calendar Years Ended December 31,		For the Fiscal Years Ended November 30,
	2015	2014	2014	2013	2012	2011	2010
Earnings:
Income before income tax expense	$908	$1,022	$3,694	$3,944	$3,753	$3,511	$1,269
Losses from unconsolidated investees	13	8	29	18	12	5	4
Total earnings	$921	$1,030	$3,723	$3,962	$3,765	$3,516	$1,273
Fixed charges:(1)
Total interest expense	$300	$270	$1,134	$1,146	$1,331	$1,485	$1,583
Interest factor in rents	1	1	5	5	6	5	5
Total fixed charges	$301	$271	$1,139	$1,151	$1,337	$1,490	$1,588
Combined fixed charges and preferred stock dividends:(1)
Total interest expense	$300	$270	$1,134	$1,146	$1,331	$1,485	$1,583
Interest factor in rents	1	1	5	5	6	5	5
Preferred stock dividends	14	15	60	60	—	—	39
Total combined fixed charges and preferred stock dividends	$315	$286	$1,199	$1,211	$1,337	$1,490	$1,627
Earnings before income tax expense and fixed charges	$1,222	$1,301	$4,862	$5,113	$5,102	$5,006	$2,861
Earnings before income tax expense and combined fixed charges and preferred stock dividends	$1,236	$1,316	$4,922	$5,173	$5,102	$5,006	$2,900

Ratio of earnings to fixed charges	4.1	4.8	4.3	4.4	3.8	3.4	1.8
Ratio of earnings to combined fixed charges and preferred stock dividends	3.9	4.6	4.1	4.3	3.8	3.4	1.8

(1)
Fixed charges are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness and an estimate of interest within rental expense. Combined fixed charges and preferred stock requirements are the sum of interest expense, amortized premiums, discounts and capitalized expenses related to indebtedness, an estimate of interest within rental expense and preference security dividend requirements.